Mail Stop 4561

June 21, 2007

Mark Roberts
Chief Financial Officer
United Financial Bancorp, Inc.
95 Elm Street
West Springfield, Massachusetts 01089

        RE: United Financial Bancorp, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed March 16, 2007
               File No. 000-51369

Dear Mr. Roberts,

        We have completed our review of your Form 10-K and have no further comments at this time.

                                                  Sincerely,

                                                  Paul Cline
                                                  Senior Accountant